November 19, 2014

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:  Northern Lights Fund Trust – BTS Tactical Fixed Income Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust (the "Registrant"), a Delaware statutory trust, we hereby file the definitive Registration Statement under the Securities Act of 1933 on Form N-14.  The Registration Statement is filed in connection with the merger of BTS Bond Asset Allocation Fund into BTS Tactical Fixed Income Fund, each a series of Northern Lights Fund Trust.  It is requested that, pursuant to Rule 488, it be declared effective on November 19, 2014.

Please direct comments to my attention at 614-469-3353 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla

963248.1